SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNTERRA CORPORATION

(Name of Subject Company (Issuer))

DIAMOND RESORTS, LLC

DR RESORT HOLDINGS, LLC

DRS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $.01 per share

(Title of Class of Securities)

86787D208

(CUSIP Number of Class of Securities)

Richard Cloobeck

Diamond Resorts, LLC

3745 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 261-1000

Copy to:

Jeffrey C. Soza

Christensen, Glaser, Fink,

Jacobs,Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting ee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number: Schedule TO	Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☒

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

DIAMOND RESORTS TO ACQUIRE SUNTERRA FOR $16.00 PER SHARE IN CASH,

CREATING LEADING VACATION OWNERSHIP COMPANY

Las Vegas, NV, March 12, 2007 – Diamond Resorts, LLC today announced that it has entered into a definitive agreement under which an affiliate of Diamond Resorts will acquire Sunterra Corporation (Other OTC: SNRR.PK) for $16.00 per share in cash, a 35% premium over the closing price of Sunterra’s common stock on March 8, 2007, the day before rumors of the acquisition entered the marketplace. The total value of the transaction is approximately $700 million, including $375 million of existing Sunterra debt.

The Diamond Resorts affiliate is expected to commence a tender offer (the “Offer”) for all of Sunterra’s outstanding common stock within the next five business days, which is subject to extension in certain circumstances and will remain open for 40 calendar days following commencement of the Offer. A bank group led by Credit Suisse has provided a debt financing commitment to Diamond Resorts to support the Offer.

Stephen J. Cloobeck, Chairman and Chief Executive Officer of Diamond Resorts, said, “We are very excited about this acquisition, which will enable Diamond Resorts to build on our position as a world leader in the vacation ownership industry to create the largest pure-play vacation ownership company in the world. With over 25 years of experience and a successful track record in the development, management, marketing and sales of vacation ownership properties, we are uniquely positioned to capitalize on Sunterra’s assets and enhance its position as a global leader in vacation ownership innovation and quality.”

Mr. Cloobeck added, “We plan to invest in Sunterra’s worldwide platform, including its 96 branded or affiliated vacation ownership resorts throughout the continental United States as well as in Hawaii, Canada, Europe, the Caribbean and Mexico. Our goal is to acquaint more consumers with the many benefits of vacation ownership and deliver an enhanced hospitality experience to Sunterra’s 326,000 current owner families in 13 countries across the globe. We look forward to working with Sunterra’s talented managers and employees to grow the Company in the years ahead.”

The Sunterra Board of Directors has unanimously approved the acquisition and recommends that shareholders accept the Offer. Consummation of the Offer is subject to customary conditions and is not subject to financing. Diamond Resorts’ acquisition of Sunterra is expected to be completed during the second quarter of 2007. Following the acquisition of at least 90% of Sunterra’s outstanding shares in the Offer, the Diamond Resorts affiliate will merge with and into Sunterra, with any shares not tendered in the Offer being converted into the right to receive $16.00 per share in cash. Sunterra will remain headquartered in Las Vegas, Nevada.

UBS Securities LLC, Credit Suisse, Trivergance LLC, Piercy Bowler Taylor and Kern, Certified Public Accountants, and Textron Financial Corporation are acting as financial advisors to Diamond Resorts and Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP, Ballard Spahr Andrews & Ingersoll, LLP and Katten Muchin Rosenman LLP are acting as legal counsel to Diamond Resorts.

The Offer for the outstanding shares of Sunterra has not yet commenced. This announcement is not a recommendation, an Offer to purchase or a solicitation of an Offer to sell shares of Sunterra. When they become available, shareholders should read:

•	Sunterra’s solicitation/recommendation statement on Schedule 14D-9

•	Diamond Resorts’ Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the other Offer documents.

Each of these documents will contain important information about the Offer. When they become available, shareholders can obtain these documents from the U.S. Securities and Exchange Commission’s website at www.sec.gov.

For additional information about this acquisition, please visit www.diamondresorts.com.

About Diamond Resorts, LLC

Diamond Resorts has over 25 years of experience in the successful development, management, marketing and sales of vacation ownership properties and has been a consistent leader in the vacation ownership industry. Diamond Resorts’ premier properties include Polo Towers, the first purpose built, high-rise vacation ownership property in the industry. Diamond Resorts most recently spearheaded the design of Marriott’s Grand Chateau vacation ownership resort. The Diamond Resorts properties include some of the first vacation ownership properties in Las Vegas, such as the Jockey Club and The Carriage House, as well as Kona Reef in Hawaii. For more information, please visit www.diamondresorts.com.

# # #

Contacts:

Diamond Resorts, LLC

Carrie Bloom/Shannon Provost, Sard Verbinnen & Co

(212) 687-8080

Forward-Looking Statements; Risks and Uncertainties

Statements contained in this document that disclose Sunterra’s or its management’s intentions, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Sunterra cautions that these statements involve risks and uncertainties and other factors that may cause results to differ materially from those anticipated at the time such statements are made. For example, such statements include the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Additionally, future results, performance and achievements may be affected by Sunterra’s ability to successfully implement our strategic, operational and marketing, general economic conditions, including a global economic downturn, the impact of war and terrorist activity, business and financing conditions, foreign exchange fluctuations, governmental and regulatory actions, the cyclicality of the vacation ownership industry, relationships with key employees, domestic and international political and geopolitical conditions, competition, downturns in leisure travel patterns, risk associated with the level and structure of our indebtedness, risk associated with potential acquisitions and dispositions and other circumstances and uncertainties. In addition, potential risks and uncertainties include, among other things: (1) the results of the Audit and Compliance Committee investigation; (2) expectations as to the timing of the completion of such investigation by the Committee and its independent counsel and any remedial actions recommended by the Committee, Sunterra’s review, restatement and filing of its previously issued financial statements and its assessment of the effectiveness of disclosure controls and procedures and internal control over financial reporting, the review and filing of Sunterra’s Forms 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006, and December 31, 2006, and its Form 10-K for the fiscal year ended September 30, 2006, and the issuance of interim financial results forSunterra; (3) expectations as to the timing of the completion of a re-audit by the new independent registered public accounting firm; (4) the effects of the delisting of Sunterra’s common stock from The Nasdaq National Market and removal of Sunterra’s warrants from the OTC Bulletin Board and the quotation of Sunterra’s common stock and warrants in the “Pink Sheets,” including any adverse effects relating to the trading of the stock or warrants due to, among other things, the absence of market makers; (5) the effects of any required restatement adjustments to previously issued financial statements and material weaknesses in internal control over financial reporting; (6) the effects of any filed or future class action and derivative or other lawsuits or governmental investigations alleging among other things, violations of federal securities laws, by Sunterra or any of its directors or executive officers; (7) the outcome of any legal or administrative proceedings, including the institution of administrative, civil injunctive or criminal proceedings involving Sunterra as well as Sunterra’s current or former employees, and the imposition of fines and other penalties, remedies or sanctions arising out of such proceedings (including any domestic or foreign investigations or inquiries); (8) potential costs resulting from indemnity obligations of Sunterra to its officers and directors names in any lawsuits or governmental investigations; (9) the possibility that any default under Sunterra’s financing arrangements, including our Senior Finance Facility, could cause acceleration of repayment of the entire principal amounts and accrued interest on such arrangements; (10) the effects of new accounting pronouncements; (11) the effects personnel changes may have on Sunterra’s business; (12) the potential reclassification by any taxing authority of Sunterra’s independent sales agents as employees, rather than as independent contractors, and the potential decision of such taxing authorities to hold Sunterra liable for back payroll taxes, which could have a material adverse effect on Sunterra and (13) additional risks and uncertainties and important factors described in Sunterra’s other press releases and in the Sunterra’s filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and quarterly report on Form 10-Q. Although Sunterra believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that results will not materially differ. Sunterra undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.